EXHIBIT 99.3

CAPITALIZATION

The following table sets forth our (i) cash and cash equivalents, (ii) restricted cash and (iii) consolidated capitalization as of June 30, 2019 on:

•	an actual basis; and

•

an as adjusted basis giving effect to (i) scheduled debt repayments of $41 million, (ii) the $50 million redemption of Series B Preferred Shares, (iii) the payment of $10.2 million of preferred share dividends, (iv) the sale of 1,640,179 common shares for an aggregate sum of $5.4 million, (v) debt prepayments of $150.5 million for four aframax tankers, Elias Tsakos, Thomas Z, Oslo TS and Leontios H, and three handysize tankers, Amphitrite, Arion, Andromeda, and $169 million debt drawdowns for the same vessels and (vi) debt drawdowns of $24.1 million and an equivalent amount of respective shipyard payments for Hull 8041, Hull 8042, Hull 5033 and Hull 5036.

Other than these adjustments, there has been no material change in our capitalization from debt or equity issuances, re-capitalization or special dividends between June 30, 2019 and September 18, 2019.

This table should be read in conjunction with our consolidated financial statements and the notes thereto, “Results of operations-Management’s Discussion and Analysis” attached as Exhibits 99.1 and 99.2, respectively, to the Report on Form 6-K to which this capitalization table is an exhibit, and “Item 5. Operating and Financial Review and Prospects,” included in our Annual Report on Form 20-F for the year ended December 31, 2018.

	As of June 30, 2019
In thousands of U.S. Dollars	Actual	Adjusted
Cash
Cash and cash equivalents	182,929	105,578
Restricted cash	9,657	9,657

Total cash	192,586	115,235

Capitalization
Debt:
Long-term secured debt obligations (including current portion)	1,542,660	1,544,214

Stockholders’ equity:
Preferred shares, $1.00 par value; 25,000,000 shares authorized on an actual and as adjusted basis and 2,000,000 Series C Preferred Shares, 3,424,803 Series D Preferred Shares, 4,600,000 Series E Preferred Shares and 6,000,000 Series F Preferred Shares issued and outstanding on an actual and on an adjusted basis	16,025	16,025
Common shares, $1.00 par value; 175,000,000 shares authorized on an actual and as an adjusted basis; 87,872,522 shares issued and outstanding on an actual basis and 89,512,701 shares issued and outstanding on an as adjusted basis	87,873	89,513
Additional paid-in capital	952,186	955,902
Accumulated other comprehensive loss	(18,150)	(18,150)
Retained earnings	383,920	374,715
Non-controlling interest	20,935	20,935

Total stockholders’ equity	1,442,789	1,438,940

Total capitalization	2,985,449	2,983,154

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